NAME OF REGISTRANT:  Trillium Asset Management

NAME OF PERSON RELYING ON EXEMPTION:  Trillium Asset Management

ADDRESS OF PERSON RELYING ON EXEMPTION: Two Financial Center, 60 South St, Boston, MA 02111

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PepsiCo, Inc. Shareholders

The Sustainability Group of Loring, Wolcott & Coolidge and Trillium Asset Management encourage all shareholders to vote in support for Item 6 in PepsiCo. Inc.’s (Pepsi’s) proxy materials.  Trillium and The Sustainability Group are the lead filers. The Green Century Funds is the co-filer.

The shareholder proposal asking PepsiCo Inc. (Pepsi) to improve transparency around  the risks associated with neonicotinoid (neonics) pesticides—a systemic pesticide that is taken up into a plant’s vascular system—addresses an issue vital to shareholders. The proponents contend that because neonics are used extensively throughout Pepsi’s supply chain, Pepsi’s failure to address this issue could result in potential business risks.

RESOLVE: Shareholders request that within six months of the 2016 annual meeting, the Board publish a report, at reasonable expense and omitting proprietary information on the Company’s options to minimize impacts on pollinators of neonics in its supply chain.

Supporting statement: Proponents believe the report should include:
•	Practices and measures, including technical assistance and incentives, provided to growers to reduce the harms of neonics to pollinators; and
•	Metrics tracking key crops grown from seeds pre-treated with neonics.

RATIONALE FOR A “YES” VOTE:
1.
Pepsi’s failure to address this issue could result in potential business risks. Pollinators, vital to global food production, face multiple threats. Understanding these threats is critical to food companies and the growers they rely on.  Pepsi is a purchaser of specialty crops, including apples and oranges, which are highly dependent on pollinators. Pepsi is also major purchaser of corn, the majority of which is grown in the U.S. from seed pre-treated with neonics. This class of pesticide, has been identified as a growing threat to pollinator health.  Managing and reporting on practices and measures to reduce neonic use may reduce financial, regulatory and reputational risks in its supply chain.

2.
The company may be lagging behind its peers. Several companies in the food and home improvement industries have begun mitigating the risks neonics pose and are disclosing specific steps to address these risks.  In some cases, they are setting time bound targets to reduce or eliminate their use.

3.
Pepsi’s current approach is insufficient and fails to address the issues raised by shareholders. In its opposition statement, Pepsi attempts to argue the proposal is focused on a niche, single issue. However, the issues of neonic use and pollinator decline potentially pose a myriad risks to the company making specific reporting warranted.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Trillium Asset Management and the Sustainability Group are not able to vote your proxies, nor does this communication contemplate such an event.  The Trillium Asset Management and the Sustainability Group urges shareholders to vote for Item number 6 following the instruction provided on the management’s proxy mailing.

4.
The proposal seeks transparency on information vital to shareholders. Without comprehensive reporting of how the company is addressing the specific and wide-reaching risks associated with neonic use, investors cannot adequately assess whether the company is effectively managing these risks. The proponents seek increased reporting to better understand the company’s strategies, implementation and outcomes.

BACKGROUND – POLLINATORS AND THE SUPPLY/DEMAND IMBALANCE
Bees and other pollinators play a significant role in global food systems. About one of every three bites we eat comes from plants pollinated by honeybees.
•
According to the U.S. Federal Government, “Honey bees enable the production of at least 90 commercially grown crops in North America. Globally, 87 of the leading 115 food crops evaluated are dependent on pollinators, contributing 35% of global food production. Pollinators contribute more than 24 billion dollars to the United States economy, of which honey bees account for more than 15 billion dollars through their vital role in keeping fruits, nuts, and vegetables in our diets.” 1

•	According to researchers, native pollinators alone contribute more than 3 billion dollars to the U.S. agricultural economy.2

While pollinator populations have declined significantly3 posing potentially serious risks to food systems, the volume of agricultural products dependent on pollination, in contrast, has grown substantially.
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According to the first global assessment of pollinators, conducted by the United Nation’s Intergovernmental Science-Policy Platform on Biodiversity and Ecosystem Services, the volume of agriculture products dependent on pollinators is outpacing the number of managed honey bee hives by an average ratio of 6:1.  In other words, during the last half century researchers have found that the volume of agriculture dependent on pollinators increased more than 300%. This compares to an increase of approximately 45% in the number of managed honey bee hives.  4

The decline in honeybees is attributable to multiple stressors; but a growing body of research suggests that neonics, the most widely used class of insecticides in the world, which interact with honeybees through multiple paths are a notable contributor to recent declines. 5
•
Use of neonics, a neuro-active class of systemic pesticides, has grown significantly in recent years. While considered less harmful to humans than other insecticides, neonics because of their prevalence and systemic nature (i.e. the pesticide is taken up by the roots and stems of plants,) are seen as particularly harmful to bees.

•
In July 2014, a meta-analysis of 800 peer-reviewed studies by the Task Force on Systemic Pesticides -- a global group of independent scientists -- confirmed neonicotinoids are a key factor in bee declines, and are harming beneficial organisms essential to functional ecosystems and food production, including soil microbes, butterflies, earthworms, reptiles, and birds. The analysis finds that “Overall, the existing literature clearly shows that present-day levels of pollution with neonicotinoids and fipronil caused by authorized uses (i.e. following label rates and applying compounds as intended) frequently exceed the lowest observed adverse effect concentrations for a wide range of non-target species and are thus likely to have a wide range of negative biological and ecological impacts. The combination of prophylactic use, persistence, mobility, systemic properties and chronic toxicity is predicted to result in substantial impacts on biodiversity and ecosystem functioning.” 6 Of one key finding the Task Force noted, “In the case of acute effects alone, some neonics are at least 5,000 to 10,000 more toxic to bees than DDT.”7

1 The White House. Office of the Press Secretary. Fact Sheet: The Economic Challenge Posed by Declining Pollinator Populations. 20 June 2014.
2 Losey, John E., and Mace Vaughan. "The Economic Value of Ecological Services Provided by Insects." BioScience 56.4 (2006): 311.
3 "Honey Bee Health and Colony Collapse Disorder." United States Department of Agriculture.
4 Aizen and Harder, The Global Stock of Domesticated Honey Bees Is Growing Slower Than Agricultural Demand for Pollination, Current Biology (2009), doi:10.1016/j.cub.2009.03.071
5 Krupke, Christian H., Greg J. Hunt, Brian D. Eitzer, Gladys Andino, and Krispn Given. "Multiple Routes of Pesticide Exposure for Honey Bees Living Near Agricultural Fields." PLoS ONE 7.1 (2012).
6 Van der Sluijs, J. P. et al. “Conclusions of the Worldwide Integrated Assessment on the Risks of Neonicotinoids and Fipronil to Biodiversity and Ecosystem Functioning.” Environmental Science and Pollution Research International 22 (2015): 148–154.
7 "Harm." The Task Force on Systemic Pesticides. The Task Force on Systemic Pesticides.

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•
According to Dr. Jean-Marc Bonmatin of The National Centre for Scientific Research in France and a lead author of the study, " Far from protecting food production, the use of neonics is threatening the very infrastructure which enables it, imperiling the pollinators, habitat engineers and natural pest controllers at the heart of a functioning ecosystem.”8

At the same time, the efficacy of neonics has been called into question.
•	In October 2014, the Environmental Protection Agency reported that pre-treating soy seeds with neonics provided little or no benefit to production. 9
•	In March 2014, the Center for Food Safety released a report citing eight peer-reviewed studies that show a lack of a significant yield benefit from neonic treatments.10

RISK MANAGEMENT
The following risks could affect Pepsi and its supply chain:

Financial Risks:
If the decline in pollinators continues, the price for such services will increase, raising costs throughout the supply chain. In addition, it may become increasingly difficult or expensive to procure certain crops and products.

To demonstrate these risks, a Rhode Island Whole Foods Market removed all produce that comes from plants dependent on pollinators. It found that over half of its normal product mix, or 237 of 453 products, were removed.11

Researchers estimate the value of ecosystem services to humans from all wild insects in the United States to be near 60 billion dollars per year.12  Given this high value, the amount justified to protect these wild insects from threats could come at a cost of tens of billions of dollars to business and ultimately consumers.

Crops, such as almonds, almost exclusively pollinated by bees, face unique risks. According to the U.S. Federal Government, “California’s almond industry alone requires the pollination services of approximately 1.4 million beehives annually—60% of all U.S. beehives—yielding 80% of the worldwide almond production worth 4.8 billion dollars each year.”13 In 2014, according to rough tallies, an estimated 15-25 percent of the colonies used for almond pollination were damaged. After expressing concern about pesticide labeling and use, and reporting estimated damages between 63 and 106 million dollars at a meeting with EPA, the Pollinator Stewardship Council, the American Beekeeping Federation and American Honey Producers Association, beekeepers promised to add a pesticide surcharge to almond pollinator contracts.14

8 "Systemic Pesticides Pose Global Threat to Biodiversity and Ecosystem Services." International Union for Conservation of Nature, 24 June 2014.
9 United States. Environmental Protection Agency. Office of Chemical Safety and Pollution Prevention. Benefits of Neonicotinoid Seed Treatments to Soybean Production. By Clayton Myers and Elizabeth Hill. 15 Oct. 2014.
10 Stevens, Sarah and Peter Jenkins. “Heavy Costs: Weighing the Value of Neonicotinoid Insecticides in Agriculture.” The Center For Food Safety, Mar. 2014.
11 This Is What Your Grocery Store Looks Like Without Honeybees. http://media.wholefoodsmarket.com/news/bees#sthash.IlHiq5dZ.dpuf. Whole Foods, 14 June 2013.
12 Losey, John E., and Mace Vaughan. "The Economic Value of Ecological Services Provided by Insects." BioScience 56.4 (2006): 311.
13 The White House. Office of the Press Secretary. Fact Sheet: The Economic Challenge Posed by Declining Pollinator Populations. 20 June 2014.
14 Colopy, Michele. "80,000+ Beehives Damaged or Dead; Congressional Briefing; Bumble Bees, and More." Pollinator Stewardship Council RSS. Pollinator Stewardship Council, 3 Apr. 2014.

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According to the Pollinator Stewardship Council, almond pollination has implication for the entire fruit and vegetable pollination chain:
“Almonds are the beginning of the crop pollination season.  Almonds are the first crop honey bees pollinate.  What happens to honey bees in almonds affects the ability of crop pollination services to apples, cranberries, canola, tangelos, blueberries, squash, watermelon, kiwi, plums, apricots, cherries, seed crops, and so much of our vegetables and fruit.  One beekeeper who pollinates Washington apples after almonds was short 1200 hives due to his losses during almond pollination.  What happens to honey bees in almonds does not stay in almonds; it affects how many bees are available to pollinate other crops, the cost of pollinating those crops, and the cost of the food you buy to feed your family.”15

Regulatory Risks:
In the face of the above concerns, policymakers in the United States and internationally are responding.

European Union and Canada
•
In January 2013, the European Food Safety Authority found three neonics posed “high acute risks” danger to bees.16 On December 1, 2013, a two year moratorium on the use of three neonics (thiamethoxam, clothianiden, and imidacloprid) went into effect in the European Union.17

•
Health Canada developed a neonic mitigation strategy to reduce contaminated dust through planting, and ensures neonic-treated seeds “are used only when there is a demonstrated pest problem.”18 New regulations for the sale and use of neonic treated seeds in Ontario went into effect in July 2015 to support the province’s target to reduce by 80 percent the number of acres of commodity crops where neonicotinoids are used.19

US—Federal level
•	In May 2015, the White House issued its “National Strategy to Promote the Health of Honey Bees and Other Pollinators” which focuses on efforts to reverse the decline of bees and other pollinators.20
•
In September 2015, the 9th Circuit Court of Appeals ruled the EPA should not have approved sufloxaflor, a neonicotinoid subclass insecticide, for market. 21 In November 2015, the EPA issued a final cancelation order prohibiting the distribution or sale of sulfoxaflor.22

•	In April 2015, the EPA imposed a moratorium on new uses of neonic applications in outdoor settings until the agency concludes its review of the chemicals, including their impact on pollinators.23

15 Colopy, Michele. "80,000+ Beehives Damaged or Dead; Congressional Briefing; Bumble Bees, and More." Pollinator Stewardship Council RSS. Pollinator Stewardship Council, 3 Apr. 2014.
16 European Food Safety Authority. "Conclusion on the Peer Review of the Pesticide Risk Assessment for Bees for the Active Substance Clothianidin." European Food Safety Authority Journal 11.1 (2013)14 Mar. 2013
17 European Commission. Bees & Pesticides: Commission to Proceed with Plan to Better Protect Bees. 29 Apr. 2013.
18 Health Canada. Requirement When Using Treated Corn / Soybean Seed. N.p., 09 Mar. 2015. <http://www.hc-sc.gc.ca/cps-spc/pubs/pest/_fact-fiche/pollinator-protection-pollinisateurs/treated_seed-2014-semences_traitees-eng.php>.
19 Neonicotinoid Regulations. Government of Ontario, 13 Nov. 2015. <https://www.ontario.ca/page/neonicotinoid-regulations>.
20 National Strategy to Promote The Health Of Honey Bees and Other Pollinators. The White House, 19 May 2015.
21 Pollinator Stewardship Council; American Honey Producers Association; National Honey Bee Advisory Board; American Beekeeping Federation; Thomas R. Smith; Bret L. Adee; Jeffery S. Anderson. United States Court of Appeals for the Ninth Circut. 10 Sept. 2015.  <http://earthjustice.org/sites/default/files/files/sulfoxaflor-opinion.pdf>.
22 "Sulfoxaflor - Final Cancellation Order." EPA. Environmental Protection Agency, 12 Nov. 2015. <https://www.epa.gov/pesticide-registration/sulfoxaflor-final-cancellation-order>.
23 "April 2015 Letter to Registrants Announcing New Process for Handling New Registrations of Neonicotinoids." EPA. Environmental Protection Agency, Apr. 2015. <https://www.epa.gov/pollinator-protection/april-2015-letter-registrants-announcing-new-process-handling-new>.

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US—State and local level
•
A number of municipalities have issued bans on the use of neonicotinoid insecticides.  Eugene, OR became the first city to do so in February 2014.24 According to media reports, at least eight U.S. municipalities have banned neonics.25

•	In July 2014, the United States Fish and Wildlife Service announced plans to restrict neonic use across the National Wildlife Refuge System.26

Legal Actions:
•	The Natural Resources Defense Council (NRDC) filed a petition with the EPA seeking interim administrative review of neonicotinoids because of their environmental impacts.27
•
Non-profit groups in California filed suit against the Department of Pesticide Regulations arguing an assessment of the safety of neonics was not properly conducted ahead of authorizing their expanded use in the state.28

•	Canadian bee keepers filed a lawsuit against pesticide manufacturers in September 2014 seeking millions in damages.29

Reputational Risks:
•	Declining bee populations threaten the health of farming systems and communities, therefore, becoming a growing public concern.
•	In March 2014 more than a half million signatures were delivered to the EPA by NGOs in support of a letter urging the agency to protect bee health and by suspending all outdoor use of neonicotinoids.
•	In January 2015, over 100 food companies sent a letter to the U.S. Federal Government pressing for the immediate suspension of the use of pesticides linked to pollinator declines. 30
•
In March 2015, 128 organizations including investors, faith-based organizations, farmers, beekeepers and NGOs sent a letter to the White House Task Force on Pollinator Health asking for swift and meaningful action to protect bees from harmful pesticides.31

PEPSI’S CURRENT EFFORTS FAIL TO ADDRESS THIS RISK
The Company’s opposition statement points to its “Sustainable Farming Initiative” (SFI) and its Sustainable Agriculture Policy which include a broad-based objective addressing agrochemicals as reasons why it does not need to address the proposal’s request. 32

While the SFI has a goal to “optimize” the use of pesticides, nutrients and other agrochemicals over the four years of the program’s operation, the company has yet to disclose the metrics included in this “optimization goal”, nor has the company disclosed progress or challenges against its goals.  The company states that it sets standards for performance and expectations for growers, but since piloting the program in 2012, Pepsi has not disclosed metrics specific to pesticides, nor to the broader agrochemicals indicator in the standard that would allow investors to assess the effectiveness of policies and practices.

24 "A RESOLUTION ENDORSING ON-GOING IMPLEMENTATION OF T HE CITY OF EUGENE’S PARKS AND OPEN SPACE DIVISION’S INTEGRATED PEST MANAGEMENT (IPM) POLICY AND PROCEDURES, ENDORSING E XPANSION OF THE PESTICIDE-FREE PARKS PROGRAM, REQUIRING ALL CIT Y DEPARTMENTS TO ADOPT AN IPM POLICY AND PROCEDURES, AND BANNING USE OF NEONICOTINOIDS ON ALL CITY PROPERTY." 26 Feb. 2014. <http://www.beyondtoxics.org/wp-content/uploads/2014/03/CityCouncilResolutionPassed3-26-14.pdf>.
25 Zuckerman, Laura. "Portland Bans Insecticide to Protect Declining Honey Bees." Reuters. 1 Apr. 2015.  <http://www.reuters.com/article/us-usa-bees-oregon-idUSKBN0MS5KL20150401>.
26 United States. Department of the Interior. Fish and Wildlife Service. 17 July 2014. <http://www.fws.gov/ecological-services/habitat-conservation/pdf/20140717_Memo_Agricultural_Practices_in_Wildlife_Management.pdf>.
27 Petition of Interim Administrative Review of Neonicotinoid Pesticides. National Resources Defense Council, 7 July 2014.  <https://www.nrdc.org/sites/default/files/hea_14070701a.pdf>.
28 Pesticide Action Network. Groups Challenge California’s Approval of Bee-Killing Pesticides. 8 July 2014.
29 "Canadian Beekeepers Sue Bayer and Syngenta over Neonicotinoid Pesticides." CBC News. 3 Sept. 2014.
30 Devaney, Tim. "Food Groups Ask Obama to Protect Honeybees from Pesticides." The Hill. 13 Jan. 2015.
31 "Input to the White House Task Force on Pollinator Health Regarding the Use of Neonicotinoids." Letter to Rick Keigwin and Sheryl H. Kunickis. 2 Mar. 2015.
32 "Sustainable Agriculture." Sustainable Agriculture. Pepsi.com, Web. <http://www.pepsico.com/Purpose/Environmental-Sustainability/Agriculture>.

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Because of this lack of disclosure concerning pesticide use and in light of the threats pesticides pose to food production we are asking for options the company can take to mitigate risks of a key threat to pollinators.

The company states “Our disclosures on sustainability are designed to be interconnected...therefore we do not believe it makes sense to segregate the issue of neonics.” The Proponents are not asking the company to segregate the issue, but instead to account for the impacts of its sustainability policies and practices on the health of pollinators in a way that allows investors to better understand strategies, implementation and outcomes.  To argue that it is a single issue focused misses the critical elements of the proposal.

PEPSI MAY BE LAGGING BEHIND PEERS
Pepsi, whose principal ingredients according to its 2015 10-K includes apple, orange and pineapple – fruits highly dependent on pollinators, has declined to move beyond minimal disclosure related to pesticide use management generally and neonicotinoid pesticide use specifically since we began engaging management on the topic in 2013.

In contrast, during the past twelve months, five companies have disclosed strategies while identifying implementation and metrics to minimize the use of neonics in their supply chains.  General Mills and Conagra identified efforts to mitigate pesticide and neonic harms to pollinators for specific commodity crops.  Sysco quantified the pounds of pesticides avoided in its latest Sustainability report and describes the type of practice it is using to reduce harms to pollinators.

•
Sysco, as part of its Integrated Pest Management Program, encourages suppliers to protect pollinators. Further, the company provides specific reporting on the amount of pesticides avoided. Sysco states, “During the 2013 growing season, the program avoided 25,118 pounds of pesticides by utilizing practices that disrupt pheromone mating of non-beneficial organism; and avoided 4,651 pounds of pesticides that affect beneficial organisms in general.”33

•
In June 2015, in exchange for the withdrawal of a shareholder proposal, General Mills agreed to extend its commitment to pollinator protections and improve disclosure.  The company publicly committed in its Sustainability Report to “protecting pollinators from exposure to pesticides”, and through an extended partnership with non-profit conservation group Xerces Society and key commodity crop suppliers “to consolidate and disseminate guidance to growers of key commodities such as corn and soy on how to protect and minimize the impact of neonicotinoids and other pesticides to pollinators.”34

•
In June 2014, Home Depot announced that before year end, it will require suppliers to label all plants treated with neonics, and will help suppliers eliminate their use. In December 2015, Home Depot strengthened its commitment by announcing a time bound commitment stating that it is working with suppliers to phase out neonics on live goods by 2018 and 80% of its flowering plants are not treated with neonicotinoids.35

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Lowe’s plans to phase out neonicotinoids in all shelf products and their use on live goods in garden stores by fall 2018.  (Certain states require the application of neonics on citrus trees. Lowe’s policy would not cover such plants.) Complete details of this policy can be found in its Corporate Sustainability Report published in April 2015. 36

33 "Sustainable Agriculture." Sysco 2015 Sustainability Report-. Web. <http://sustainability.sysco.com/supplying-food-responsibly/sourcing-food-responsibly/sustainable-agriculture.php>.
34 General Mills. Global Responsibility Report 2015.
35 Gillam, Carey. "Home Depot Looks to Limit Pesticides to Help Honeybees." Scientific American 25 June 2014. <http://www.ecooptions.homedepot.com/healthy-home/organic-gardening/>"EcoOptions--Gardening." Home Depot,  <http://www.ecooptions.homedepot.com/healthy-home/organic-gardening/>.
36 Lowes Corp. 2014 Social Responsibility Report.  http://responsibility.lowes.com/2015/wp-content/uploads/Lowes_2014_SR.pdf

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•	ConAgra Foods states in its 2015 Citizenship Report that its Potato Sustainability Initiative includes criteria to protect bee habitat and reduce pollinators’ exposure to harmful pesticides.37

CONCLUSION:
Pollinators contribute more than $60 billion to our food system.  With recent news from the United Nations reporting the significant imbalance between supply of honeybees and demand for pollinator services, increased transparency would give shareholders the information necessary to determine if Pepsi is adequately managing the risks associated with pollinator decline. Without comprehensive reporting on how the company is addressing the specific and wide-ranging risks, investors cannot adequately assess whether the company is effectively managing these risks.

For all the reasons provided above we strongly urge you to VOTE “FOR” PROPOSAL #6

 IMPORTANT NOTICE: The cost of this communication is being borne entirely by the Sustainability Group at Loring, Wolcott and Coolidge and Trillium Asset Management, LLC (“Trillium”). The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by Trillium. Proxy cards will not be accepted by Trillium. To vote your proxy, please follow the instructions on your proxy card. These written materials may be submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. The views expressed are those of the authors and Trillium as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

37 ConAgra Foods. 2015 Citizenship Report.  http://media.corporate-ir.net/media_files/IROL/97/97518/ConAgra_Foods_Citizenship_Report_2015.pdf

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